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                                                                     EXHIBIT 4.5

ENGLISH TRANSLATION

          TERMS AND CONDITIONS FOR USE OF THE SALES SERVICE OF GMARKET

Consent to these Terms and Conditions has the same effect as the actual execution of a contract between GMARKET Inc. ("Company") and a person ("E-dealer") selling products through the real-time electronic commercial transaction system ("Gmarket") provided by the Company. (Please fully review and then consent to these Terms and Conditions, and if you have any question, please contact the person in charge prior to giving consent.)

ARTICLE 1 (PURPOSE)

The purpose of these Terms and Conditions is to seek the reasonable operation of Gmarket by specifying basic rights and obligations between the Company and the E-dealer, necessary for E-dealer's selling of products through Gmarket.

ARTICLE 2 (E-DEALER'S OBLIGATIONS)

     1.   E-dealer shall use Gmarket faithfully with the care of a good manager.

     2. E-dealer shall address sales orders through the Gmarket Sales Manager program ("GSM") in advance for any shortage of stock, or any other matters relating to products likely to incur problems in connection with orders.

     3. E-dealer shall do its best as a seller to consummate the sales to a purchaser, when a sales contract is made through Gmarket.

     4. If E-dealer violates laws and regulations in using Gmarket, and then a third party, including the relevant authorities justifiably demands Gmarket of provision of information on E-dealer, Gmarket may submit the relevant data.

     5. In case E-dealer consents to these Terms and Conditions and registers with Gmarket, in connection with the preceding paragraph, Gmarket shall be deemed having obtained consent from a user as provided by
          Article 24 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc.


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ARTICLE 3 (BASIC SETTLEMENT PRICE, SELLING PRICE AND SERVICE CHARGE OF PRODUCTS)

     1. The selling price of products shall be determined by E-dealer by taking into consideration the basic settlement price (similar to supply cost customarily applied in normal commercial transactions), transportation expenses, the Gmarket system charge, etc.

     2. E-dealers conducting sales transactions using the e-commerce system provided by the Company shall be charged (i) a basic service charge, if applicable, sellers have to pay for the use of the system and (ii) an additional service charge sellers have to pay to the Company for the use of additional services provided by the Company such as discount coupons, G-stamps, and premium listing fees, etc. The Company may change its system charge structure, whenever deemed necessary upon the Company's sole discretion.

     3. The system charge may be separately determined through negotiation between the Company and E-dealer after completion of E-dealer registration and prior to commencement of sales. The system charge is calculated by deducting the amount the Company has to pay to the E-dealer from the amount paid by the purchaser for the purchase of a product (overseas shipping fee should not be included). Invoice can be issued for the system charge upon the request of the E-dealer.

     4. In order to seek expedited and convenient transactions, sales may be commenced at the same time of completing registration of E-dealer, and any other supplementary documents (E-dealer's letter of agreement, etc.) may be additionally prepared per E-dealer prior to settlement.

     5. The Company may proceed with on-line marketing promotions relating to E-dealer's sales of products as a part of sales service. Provided, however, that the cost spent for such promotion may be fully borne by the Company or shared between the Company and E-dealer. If any part of the promotion cost shall be borne by E-dealer, the Company shall in advance consult with E-dealer on such matters.

ARTICLE 4 (INFORMATION PROVIDED BY E-DEALER AND RESPONSIBILITY)

     1. E-dealer may directly and freely register with the Gmarket Sales Manager System (GSM) any information relating to products such as name, model, characters, specification and After Service information, etc.



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     2.   E-dealer shall directly manage the information provided to Gmarket in accordance with paragraph 1, and if the provided information becomes different from the fact or is changed, E-dealer shall directly amend and manage the information by using GSM.

     3. Any and all legal responsibility for information provided by E-dealer shall be borne solely by E-dealer.

     4. In case E-dealer's delay in providing correct information about its products, price changes or status of inventories, in violation of this Article, causes withdrawal of orders, termination of purchase contracts, demand for exchange or return, etc., the related costs and damages to the purchaser shall be in principle borne by E-dealer, and if the Company has paid such cost on behalf of E-dealer, the Company may deduct such cost from settlement for the sales of products.

     5. E-dealer shall at all times closely monitor and address, if necessary, price transitions and the inventory of its products sold on Gmarket.

ARTICLE 5 (DELIVERY OF PRODUCTS)

     1. Once a purchaser decides to purchase a product(s) and remits the necessary payment, Gmarket system will deliver to E-dealer data containing the kind, description, and quantity of the product(s), the place and the date of delivery, etc., through e-mail, fax or telephone, etc.

     2. E-dealer shall conduct delivery in accordance with the particulars of the relevant order(s).

     3. E-dealer shall confirm the particulars of an order from time to time and then complete procedures to deliver the products to the place of delivery specified in the order.

     4. Products shall be delivered to ensure that a purchaser receives his/her ordered products within three days from E-dealer's confirmation of shipment.

     5. E-dealer shall confirm the particulars of orders, properly pack the ordered products so that they are protected from damage during the delivery, and then consign the delivery to a delivery service company.

     6. Pursuant to Article 15(1) of the Act on Consumer Protection in Electronic Commerce Transactions, Etc., E-dealer shall, within three business days from the date on which a purchaser's payment for the products is confirmed, consign the ordered products to a delivery service company and then immediately record the shipment confirmation by entering in GSM the necessary data of the relevant orders. If E-dealer has delivered the products, but failed to enter the invoice number, or incorrectly entered a number in GSM as to make delivery tracking impossible, and the Company cannot settle the payment to E-dealer continuously for three months or more, the Company may deposit with E-dealer the payment in G-cash.



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     7.   If E-dealer fails to deliver the products within the period under paragraph 6, or delivers the products to a place other than the place of delivery as designated by a purchaser due to reasons attributable to E-dealer, or if E-dealer fails to properly confirm delivery of the products or otherwise the addressee does not receive the products in normal due course, E-dealer shall bear any and all responsibilities arising therefrom.

ARTICLE 6 (RETURN, EXCHANGE OR REFUND FOR THE PRODUCTS)

     1. In case a purchaser demands exchange of or refund for the products after having received the products, E-dealer shall exchange or refund upon receipt of the returned products pursuant to the relevant laws and regulations. Provided, the timing of exchange or refund shall be after completion of return of the products. In this case, any cost additionally incurred shall be borne by the responsible party.

     2. Gmarket shall, upon receipt of demand for exchange or refund, automatically through GSM, notify E-dealer of the details. E-dealer shall upon receipt of the details through GSM or Gmarket enter data in GSM to make sure that a purchaser receives the exchanged products within five days, or the refund within two days from completion of return of the products.

     3. The cost for collection and redelivery of products shall be borne by the responsible party.

     4. E-dealer shall recall (repair, exchange and refund) the product(s) if the products contain defects or deficiencies in their safe use, and bear any and all the costs incurred for such recall.

     5. Pursuant to Article 17 (6) of the Act on Consumer Protection in Electronic Commerce Transactions, Etc., E-dealer shall in case of products, of which orders cannot be withdrawn by reasons under paragraph 2, subparagraphs 2 ~ 4 of the same Article, specify that fact on a package, or at a clearly visible location consumers can easily identify in order not to disturb a purchaser's exercise of a right to withdraw the order.



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ARTICLE 7 (OVERSEAS DELIVERY)

     1. The Company may engage in overseas delivery services through business cooperation with third parties.

     2. Even if products are deliverable overseas according to the kind of products as provided by the Company, E-dealer may state under GSM that overseas delivery is impossible.

     3. In overseas deliveries, the domestic delivery shall be deemed completed at the time of having delivered the products to a logistics center of a third party under business cooperation with the Company, and then overseas delivery courses shall be handled by that third party.

ARTICLE 8 (PENALTY)

     1. In the event that a purchaser cancels delivery or demands a refund or exchange due to reasons such as lack of stock, delay in delivery or defects in products which are attributable to E-dealer, E-dealer shall bear penalty with respect to the damage suffered by the purchaser, and if E-dealer fails to comply with this provision, the Company may arbitrate the matter. Penalty shall be separately determined from damages under these Terms and Conditions.

     2. In the event any disputes arise in connection with the delivery/return/exchange conducted under the responsibility of E-dealer, E-dealer's employer or agents, E-dealer shall bear the whole responsibility for the disputes.

ARTICLE 9 (QUALITY ASSURANCE AND AFTER SALES SERVICE)

E-dealer shall provide customers with quality assurance and after sales service with respect to the products sold, in accordance with the terms and for the period as provided under the production information provided to and displayed at Gmarket, at its own responsibility and cost.

ARTICLE 10 (SPONSORED SHOPPING)

Rescinded.



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ARTICLE 11 (STAR BRAND SHOP SERVICE)

     1. Star Brand Shop Service is that E-dealers may use models' photos for E-dealers' product sales promotion by obtaining right to use models' the trademark (name) or portraits.

     2. After the Company obtains the right to use models' trademark (name) or portraits, the Company lists such details on GSM, and E-dealers may see the details and apply to use these rights through GSM.

     3. If it is disclosed that E-dealers sell or advertise Star Brand Shop products in places (including online and offline) other than Gmarket, service contract will be canceled, and E-dealers will be responsible for legal risk and claim to trademark (name) and portraits from models.

     4. Details such as registration of Star Brand Shop through GSM are set forth in the "Star Brand Shop Use Agreement"

ARTICLE 12 (G PASSBOOK SERVICE)

     1. G passbook is Gmarket's exclusive cyber account service provided by the Company to E-dealer to allow E-dealer to manage an amount to be deposited by E-dealer to Gmarket and G-Cash charged by E-dealer in connection with the cost paid by Gmarket on behalf of E-dealer.

     2. G passbook service consists of cash balance service and G-Cash service.

     3. Cash balance service is provided by the Company to E-dealer in order to allow E-dealer to manage systematically an amount to be paid by E-dealer to Gmarket in case Gmarket has paid, in substitution of E-dealer, damages, etc., which are to be borne by E-dealer, to a purchaser in connection with contract performance, an amount to be refunded from Gmarket in E-dealer's using Gmarket purchase service, an amount to be additionally paid to Gmarket and damages, etc.

     4. G-Cash service allows E-dealer to purchase and/or and use G-Cash, cyber money usable exclusively in Gmarket in order to use Gmarket's charged service and then convert any remaining G-Cash into cash (less a 10% service fee for conversion), and also allows E-dealer to manage the status and details of use of G-Cash charged by E-dealer, together with the status and the details of use of G-Cash charged by E-dealer in the course of utilizing Gmarket purchase service.



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ARTICLE 13 (PAID ADVERTISEMENT SERVICE)

     1. Sales promotion advertisement service The Company can provide various paid advertisement services including TI/keyword/category plus banner advertisements for sales promotional purposes, and the E-dealers who use such advertisements should comply with the Company's advertisement guidelines. Any advertisement not complying with the Company's guidelines, applicable laws and common practices can be deleted by the Company without prior notice, in which case the E-dealer will not be refunded the paid advertisement fee. Also, the E-dealer who used the service is responsible for all the content of the advertisement or of the pages linked from the URL of such advertisement, and the Company is not held responsible for any consequences arising in connection with any such contents.

     2.   Consulting/Direct transaction service

          1) Consulting/Direct translation service is a type of service where an E-dealer pays an advertisement fee to the Company to promote his/her own products in insurance, travel, automobile and other day-to-day service categories, or receive consulting applications for the products set by the E-dealer to be available for consulting.

          2) In order for an E-dealer to advertise and promote insurance products, he/she must comply with the registration and application process regulated in the applicable laws and obtain the necessary certification, the proof of which should be verified by sending related documents to the Company.

          3) The Company only provides an online platform whereby E-dealers themselves can advertise and promote products or receive consulting applications from purchasers for the products determined by the E-dealers to be available for consulting. No contracts between E-dealers and purchasers are completed nor any consulting activity is conducted on the Company's website.

          4) E-dealers should not use information provided by consulting applicants for any purposes other than consulting, and should be responsible for any consequences that might rise from prohibited activities undertaken by the E-dealer such as false or exaggerated advertisement and agrees to fully indemnify the Company for any damages incurred by the Company in connection with such prohibited activities.

          5) The Company does not guarantee the accuracy of the information provided by the consulting applicant to the E-dealer, such as name, telephone number, and e-mail address etc.



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     3.   Donation Shopping Market Advertisement service

          1) Donation Shopping Market Advertisement is a service whereby E-dealers offer and promote their products in the Donation Shopping Market.

          2) Donation Shopping Market Advertisement is an advertising service provided by the Company for seller promotion, and the actual donator to the beneficiaries is the Company, not E-dealers, who only use the Donation Shopping Market Advertisement service.

          3) According to Article datelstransYear2013Month3Day113.3.1) above, in listing Donation Shopping Market products, E-dealers will be charged the designated donation amounts in the system charge, and the invoice is issued by the Company for the system charge including the donated amount.

          4) According to Article dateDay2Month3Year2013lstrans13.3.2) above, the Company is the donator, and E-dealers cannot ask for issuance of donation receipt, and is not entitled to a tax deduction for the amount donated by the Company to the beneficiaries.

     4.   G-stamp display advertisement service

          1) G-stamp display advertisement service is a service whereby E-dealers attach G-stamps to their products and promote such products by providing G-stamps to the purchasers of the products.

          2) E-dealers may advertise their products, by providing G-stamps to purchasers for promotional purposes and paying the G-stamp fees to the Company.

          3) G-stamp is a promotional item, and the fees set forth in Article datelstransYear2013Month4Day213.4.2) above charged to E-dealers apply to the use of the G-stamp display advertisement service. The Company does not attach monetary value to G-stamp itself.

ARTICLE 14 (MAILING SERVICE)

     1. E-dealer may send mail to its customers. Those who fall into the scope of "customer" for the purpose of this document include:

          1) Customers who have purchased products from the relevant E-dealer (including non-member purchasers who have consented to receipt of shopping letters).

          2) Customers who have registered E-dealer's mini shop as their favorite shop.

          3) Customers who have joined as Gmarket members through the URL of E-dealer's mini shop.



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     2.   E-dealer's obligation relating to mailing service:

          1)   E-dealer shall be liable to be truthful in sending mails.

          2) E-dealer cannot obtain private information of a purchaser in the course of sending mails.

          3) E-dealer may apply for mail delivery through Gmarket's mailing service. Gmarket may examine the adequacy of mailing service and reject such mailing at its sole discretion.

          4) In using the mailing service, any disputes arising in connection with the contents shall be primarily borne by E-dealer.

ARTICLE 15 (SETTLEMENT OF PAYMENT OF PRODUCTS)

     1. The Company shall remit payments to E-dealer based on the E-dealer's settlement data as shown in GSM.

     2. The payment for the products shall be made within two weeks of the completion date of delivery, but may be adjusted by the Company according to E-dealer's performance results and credit rating. Provided, E-dealer shall be required to submit prescribed documents necessary for the payment.

     3. The Company can deduct from the payment for products any cost incurred due to E-dealer's faults and pay E-dealer the remaining balance. If a purchaser requests a refund for a purchase of a product whose delivery is not confirmed by the relevant E-dealer, the Company can refund to the purchaser the purchase price, which will be deducted from the payment to the E-dealer for the product.

     4. The Company may withhold a portion of the payment to E-dealer to cover potential situations where a seller, without prior written notice to the Company, terminates its sales contract with the Company prior to fulfilling its refund request obligations from purchasers.

     5. If an E-dealer fails to confirm the delivery of a product for an extended period of time, the Company may, upon its sole discretion, assume that delivery of such product has been completed, thereby consummating the purchase process. Thereafter, the Company may put the payment to such E-Dealer on hold in order to be prepared for a refund request by the purchaser.

     6. In case a contract between the Company and E-dealer expires or terminates without being renewed, the Company shall deposit an amount equivalent to 30% of the average monthly sales by E-dealer for the last three months with an account to accommodate demands for refund and exchanges from purchasers for three months thereafter and then, after any circumstance demanding such refund or exchange becomes unlikely, pay E-dealer any remaining balance thereof.


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     7.   In case a purchaser demands tax-related documents (including bills) or cash receipts, E-dealer, as a business carrier, shall issue to the purchaser the tax-related documents (including bills) or cash receipts with respect to the amount contracted through Gmarket.

     8. The Company shall issue to E-dealer tax-related documents on system charge based on the details regarding monthly sales made using Gmarket.

ARTICLE 16 (OTHER MATTERS TO BE COMPLIED WITH)

     1. E-dealer shall complete any and all formalities prior to displaying products in case their marketing requires third party approval, permission, or report and shall duly comply with the relevant laws and regulations in relation to sale of the products. In case E-dealer is a business carrier pursuant to Article 13 of the Act on the Consumer Protection in the Electronic Commerce Transactions, Etc., the E-dealer shall have completed filing of its distance selling with the authorities of the city, kun or ku.

     2. E-dealer shall be prevented from using the name, logo, or letters of or relating to Gmarket.

     3. E-dealer shall not sell directly to Gmarket users by taking advantage of information on users obtained in the course of using the Gmarket sales service (i.e., "duty not to conduct direct transactions") and shall not disclose or use such information for any purposes other than those under these Terms and Conditions (Duty to protect private information). If E-dealer induces direct transactions or uses Gmarket users' private information for any purposes other than those under these Terms and Conditions in violation of the provisions of this paragraph, Gmarket may rescind such E-dealer's Gmarket membership, and the relevant E-dealer may also be subject to an administrative sanction or criminal penalty pursuant to the relevant laws and regulations including the Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc.

     4. Any disputes arising in connection with transactions through Gmarket shall in principle be resolved between the seller and the purchaser but in certain cases, for the purpose of reasonable and smooth reconciliation of the disputes, the disputes adjustment center (including customer center) established and operated by the Company may render a decision on the relevant disputes, which E-dealer shall comply with to the best of its ability in good faith.



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     5.   E-dealer shall not state false data in GSM for the purpose of settling an account for sales.

     6. E-dealer must visit Gmarket and GSM on a regular basis and make any changes as necessary.

ARTICLE17 (OBLIGATIONS TO PROTECT PERSONAL INFORMATION)

     1. E-dealers may not use the personal information of any Gmarket user for any purpose other than as set forth herein.

     2. In case E-dealers use the personal information of a Gmarket user or disclose such information to any third party in violation of the provisions of the former paragraph, Gmarket may rescind such E-dealer's Gmarket membership, and the E-dealers shall solely be responsible for any consequences arising from such actions and shall fully indemnify and hold harmless the Company from any legal responsibility thereto.

     3. For the protection of the Company's members, the Company may limit E-dealers access to users' information disclosed to E-dealers for delivery, etc., after the period needed to achieve completion of the relevant transaction(s).

     4. Notwithstanding the Company's efforts to protect the information of our users, if an E-dealer uses or discloses personal information provided for transaction in violation of the provisions of these Terms and Conditions, the Company shall in no manner be held responsible for such E-Dealer's actions.

ARTICLE 18 (CREDIT RATING)

     1. The Company shall rate E-dealer's credit based on its transaction results, and the credit rating criteria shall be separately determined by the Company, publicly notified through Gmarket or GSM in advance and shall be separately notified to E-dealer.

     2. In case an E-dealer's credit rating is less than a certain grade, the Company may suspend sales or terminate these Terms and Conditions based on such credit rating.



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ARTICLE 19 (TERMINATION)

     1. In case any of the following arises to either party, the other party may terminate these Terms and Conditions without prior notice:

          1) A party violates its obligations under these Terms and Conditions and ancillary agreements constituting a part of these Terms and Conditions but fails to correct such violations within seven days from the date on which the other party demanded correction thereof.

          2) A party is subject to cancellation or suspension of business or licenses by the supervising authorities.

          3) Claims from purchasers amount to not less than 30% of all the transactions for two months due to negligence of E-dealer.

          4) A third party's application for bankruptcy, composition or corporate reorganization against a party or the party's voluntary application thereto.

          5) A party is subject to provisional attachment, injunction or compulsory execution by a third party ("Compulsory Execution") and then within 30 days application for suspension or termination of the compulsory execution is not accepted.

          6) Notes or checks issued by a party become insolvent or transactions with banks are suspended or prohibited.

          7)   A party significantly damages the reputation of the other party.

          8) E-dealer experiences material circumstances making performance of contracts or achievement of contract objectives impossible within the contract period.

          9) The Company suffers tangible or intangible damage due to intent or negligence of E-dealer.

     2. Notwithstanding the termination of these Terms and Conditions, if there remains any ordered product which has not been delivered, or of which exchange or refund is requested by the time these Terms and Conditions are terminated, E-dealer shall cooperate to complete delivery, exchange or refund of the products.

     3. Any provisions relating to E-dealer's responsibility arising in connection with the products sold shall continue to be effective even after termination of these Terms and Conditions.



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ARTICLE 20 (COMPENSATION FOR DAMAGE)

     1. If a party violates these Terms and Conditions or the other party suffers damages due to reasons attributable to employees of the violating party or a person who is authorized to carry out obligations for the violating party, the violating party shall be liable to compensate the other party for all the damages. Provided, however, that with respect to damages incurred due to act of God or force majeure, both parties shall be released from any responsibility thereto.

     2. If product information provided by E-dealer contains an error or is deemed false or exaggerated advertisement, resulting in harm to the Company, E-dealer shall be responsible for all damages incurred thereby.

ARTICLE 21 (INDEMNIFICATION OF THE COMPANY)

     1. The Company shall only provide transaction system based on Gmarket, and E-dealer directly enters information of products using electronic commerce system provided on real time basis by the Company. For any disputes arising in connection with such information, E-dealer who directly entered such information shall be solely responsible.

     2. In case the Company compensates a third party for damages or incurs expenses due to reasons under paragraph 1, the Company may claim for such damages against E-dealer.

     3. The Company may delete or amend the relevant details upon receipt of legal demand by a rightful person. In this case, E-dealer may not claim for damages incurred due to deletion or amendment of the information provided.

     4. In case E-dealer is a business carrier pursuant to Article 20(4) of the Act on Consumer Protection in Electronic Commerce Transactions, Etc., the Company shall provide consumers with a way to access identifying information (i.e., company name, name of the representative, telephone no., address, e-mail address and mail order business filing no.) of E-dealer or in case E-dealer is not a business carrier, the Company shall provide the other party to the transactions with information relating to E-dealer (telephone no. and address, etc.). Even if the Company has provided consumers or the other party to the transactions with a way to access the information relating to E-dealer in accordance with this paragraph, E-dealer shall bear any and all legal liabilities arising in case E-dealer has joined Gmarket without stating the relevant information in a fair manner or by stating false information or failing to state the relevant information (including deletion) in a fair manner or stating the relevant information in a false way (including amendment) after joining Gmarket. (The relevant information is prescribed by the Act on Consumer Protection in Electronic Commerce Transactions, Etc. and its Enforcement Decree.)

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     5.   The Company may temporarily suspend provision of service in case of repair, inspection, replacement, malfunction of information and communication facilities such as computers, etc., and in case of communication stoppage, etc., the Company shall not be held liable unless the Company contributed to this by willful or gross negligence.

ARTICLE 22 (HANDLING OF PRODUCTS IMPROPER FOR SALE)

     1. Products improper for sale, outlined in each of the following, shall be prohibited from being sold and any and all responsibilities arising from sale of such products shall be wholly borne by E-dealer which directly registered such products:

          1)   Products which are advertised in a false or exaggerated manner.

          2) Products infringing upon third party rights, including intellectual property rights.

          3) Harmful or adult-oriented products which are prohibited from sale to minors.

          4) Items such as railway tickets, gift certificates, etc., for which the resale of such items is prohibited by the issuer thereof.

          5) Electronic goods and industrial products of which confirmation/inspection for marketing has not been properly obtained.

          6)   Certain restricted sales involving mobile phones.

          7) Reproductions of videos or discs or any other products which have not passed the required standards.

          8)   Stolen goods, lost articles and military supplies.

          9) Products of which distance selling is prohibited. Example -- Glasses, contact lenses or sunglasses with prescriptions, liquor, cigarettes, guns and medicines, etc.

          10)  Goods in violation of the relevant laws and regulations.



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     2.   The Company's actions with respect to goods improper for sale

          1) The Company may delete or amend an advertisement with respect to the relevant goods without a separate notice in case a rightful person has demanded so in connection with goods improper for sale.

          2) Notwithstanding subparagraph 1), if goods improper for sale are registered, the relevant E-dealer shall be liable to compensate for any and all damages, suffered by the Company thereby.

          3) Upon receipt of a report on goods improper for sale through Gmarket reporting center, if the reporter submitted the report together with any sufficient evidence, the Company may temporarily suspend sale of such products until the relevant disputes are resolved by E-dealer.

     3.   Actions against E-dealer having sold goods improper for sale.

          1) In case goods improper for sale are registered, Gmarket manager may cancel the sales, and the system charge paid by E-dealer shall not be refunded.

          2) If goods improper for sale are found to have been registered, the relevant E-dealer's membership may be suspended.

          3) In case E-dealer's membership is suspended and such E-dealer may therefore no longer register, sell or purchase, and if there is any legal punishment provision, such shall be reported to the relevant authorities to have E-dealer being subject to criminal punishment, and settlement relating to the sales shall be immediately suspended.

          4) In case E-dealer uses without permission any trademarks or designs which are well known domestically and filed with the Patent Office for patent protection by a third party, resulting in misunderstanding or confusion about business sources, such usage shall be deemed unfair competition and the relevant products shall be prohibited from sale as improper for sale. Also, E-dealer's displaying false or exaggerated advertisements may be punished for fraud under the Criminal code.



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

ARTICLE 23 (CONFIDENTIALITY)

     1. Each party shall not divulge to a third party any information to be kept confidential such as purchaser list, technical information, production and sales plan and know-how, etc., acquired from the other party, unless the laws and regulations require the information from a party, and shall not use the information otherwise than for the purposes under these Terms and Conditions.

     2. The obligations under paragraph 1 shall continue for three years after the contractual relationship between the Company and E-dealer is terminated.

ARTICLE 24 (TERM)

The contractual term between the Company and E-dealer shall commence on the date when E-dealer agrees to the Terms and Conditions and shall be automatically renewed for another year under the same terms and conditions unless either party notifies the other party of an intent to terminate the contract in writing at least one month prior to expiration.

ARTICLE 25 (GOVERNING JURISDICTION)

Any litigation arising between the Company and E-dealer from controversies over these Terms and Conditions shall be subject to the competent court having jurisdiction over the head office of the Company (currently the Seoul Central District Court).

ARTICLE 26 (OTHERS)

     1. E-dealer shall immediately notify the Company of any changes in addresses or bank account numbers for settlement purposes. The Company shall not be liable for damage incurred due to delay of notification under this paragraph.

     2. Neither party shall transfer to a third party the rights and obligations under these Terms and Conditions without a written consent from the other party.

     3. Agreements, memoranda and notices, etc., additionally executed between the parties, changes of the Company's policies, enactment and amendment of laws and regulations, and public notification by the Company through Gmarket or GSM pursuant to notification and guidelines of public authorities shall constitute a part of these Terms and Conditions.



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                                    ADDENDUM

Article 1 (Effective Date)

These Terms and Conditions shall become effective as of August 19, 2005.

                                    ADDENDUM

These Terms and Conditions have been amended as of September 12, 2006.


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